

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2021

Laurent Bernard Marie Junique
Chief Executive Officer
TDCX Inc.
750D Chai Chee Roa
#06-01/06 Viva Business Park
Singapore 469004

> **Re: TDCX Inc.**
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **May 10, 2021**
> **CIK No. 0001803112**

Dear Mr. Junique:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement filed on May 10, 2021

Management's Analysis of Financial Condition and Results of Operations
Overview, page 72

1. Please disclose hereunder the compound annual growth rates (CAGR) based on profit for the year as determined using the most comparable IFRS measure to EBITDA. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the C&DIs on Non-GAAP Financial Measures.

      You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding our comment on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology

cc: Rajeev P. Duggal, Esq.